StoneBridge Acquisition Corporation

One World Trade Center

Suite 8500

New York, NY 10007

VIA EDGAR

July 13, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	StoneBridge Acquisition Corporation

Registration Statement on Form S-1

Filed February 26, 2021, as amended

File No. 333-253641

Dear Ms. Aldave:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that effectiveness of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on July 15, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Bhargava Marepally
Bhargava Marepally
Chief Executive Officer

cc:	Reed Smith LLP
Ellenoff Grossman & Schole LLP